Mr. Ken Ellington
United States Securities and Exchange Commission
Division of Investment Management,
Disclosure Review and Accounting
100 F  Street N.E.
Washington, D.C.  20549

March 25, 2021

The following are responses to questions during a conference call with Ken Ellington on March 16, 2021 regarding Stock Dividend Fund, Inc.
(811-21576, 333-115091).


Responses to Questions/Inquiries during conference call:

Q1:  Error on Schedule of Investments, cash percentage
 shows .02% instead of
2.4%:

The Fund will correct error and file an amended form NCSR.

Q2:  Unitary Fee Structure:

a)	The Advisor is current on all invoices from
service providers and promptly pays
all invoices, usually same day.
b)	The Advisor agreement with the Fund states that
the Advisor is obligated to pay
service providers, but does not contain provisions whereby

 the Fund is obligated
to pay service providers in the event that the Advisor is unwilling or unable to pay, however, it should be noted that the Advisor has used since inception only two service providers, one being the Auditor and the other
 Fidelity Investments
for shareholder services.

Q3: Disclosure about how the Fund votes proxies missing in Annual Report.

There actually is disclosure regarding proxy voting under
 the ?Additional Information?
section of the Annual Report. We are however going to expand this disclosure in the
Amendment that will be filed and future filings.

Q4:  Statement regarding Liquidity Risk Management Program
 not mentioned in
Annual or Semi-Annual Report.

Not sure why this was not in the NCSR but this statement will be included in the
Amendment that will be filed and in all future filings.

Q5:  Regarding form N-CEN, the auditors report on internal
 controls should be
addressed to investment company shareholders and the Board
 of Directors.  Please
insure that in future reports that the letter is addressed
 to both shareholders and the
Board of Directors.

In all future filings the auditor report on internal controls will be addressed to both shareholders and the Board of Directors. We informed the
 Auditor of this when it
pertained to form NSAR, but it was lost in the transfer to form NCEN.


Thank you for your comments and recommendations.  Please
 call me if you have any
questions regarding the above matters.

Sincerely,



/s/ Steven Adams
Steven Adams
Chief Compliance Officer
214-360-7410

*We are aware that the Fund is responsible for the adequacy
 and accuracy of the
disclosure in the filings, and that SEC staff comments or
 changes to disclosure in
response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing, and that the Fund may not
assert SEC staff comments as a defense in any proceeding
 initiated by the Commission or
any person under the federal securities laws of the United States.